

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2012

Via E-mail
James J. Malerba
Executive Vice President, Corporate Controller and Chief Accounting Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

      Re: State Street Corporation
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 27, 2012 and Amended April 5, 2012
              File No. 001-07511

Dear Mr. Malerba:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 7

Our business and capital-related activities, including our ability to return capital…, page 17

1.   Please expand your disclosure in this risk factor to describe the proposed Basel III capital standards, as well as the Basel Committee proposal to implement a capital surcharge on systemically important financial institutions so that investors can better understand the risks associated with Basel III implementation.

Any downgrades in our credit ratings, or an actual or perceived reduction…, page 17

2.   We refer to your disclosure in the third paragraph. Please clarify whether a one- or two-notch downgrade in your credit ratings would trigger the credit-risk related contingent features applicable to your derivatives that are discussed in Note 16 to the financial statements. If so, please revise your risk factor disclosure accordingly.

We depend on information technology, and any failures of or damage to, attack…, page 24

3.   We note that you disclose that you "continue to face increasing cyber security threats." Please tell us whether you have experienced any breaches, hacker attacks, unauthorized access and misuse, computer viruses and other cybersecurity risks and events in the past and, if so, what consideration you have given to disclosing such events in your risk factors. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Consolidated Statement of Cash Flows, page 100

4.   We note your presentation of Other, net within the operating activities section of your consolidated statement of cash flows for each of three years ended December 31, 2011. Given the significance of this amount to your cash (used in) provided by operating activities for the years presented, and the significant fluctuation in the balance from year to year, and interim periods within the years presented, please tell us the significant components that make up the balance for the years presented.

Note 12 – Shareholders' Equity, page 135

5.   We note your disaggregation of the after-tax components of accumulated other comprehensive loss as of December 31, 2011. In light of your significant foreign operations, particularly in the U.K., please tell us why the component related to foreign currency translation is zero as of December 31, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

James J. Malerba
State Street Corporation
April 9, 2012
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Stephanie Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director